UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Underwriting Agreement

On October 27, 2010, Tsakos Energy Navigation Limited (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC, pursuant to which the Company has agreed to sell an aggregate of 6,726,457 common shares of the Company, par value $1.00 per share (“Common Shares”). Pursuant to the Underwriting Agreement, the Company has also granted to the underwriter the right to purchase up to 1,008,968 additional Common Shares within 30 days of the date of the Underwriting Agreement to cover overallotments, if any.

The offered shares will be issued pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-159218) (the “Registration Statement”). The Company has filed a prospectus supplement, dated October 27, 2010, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 6,726,457 Common Shares, as well as the 1,008,968 additional Common Shares issuable upon exercise by the underwriter of its overallotment option in full, and 896,861 Common Shares issuable pursuant to the Purchase Agreement described under “Purchase Agreement” below.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Purchase Agreement

On October 27, 2010, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp. (the “Purchasers”), pursuant to which the Company has agreed to sell an aggregate of 896,861 Common Shares.

The shares issued pursuant to the Purchase Agreement will be issued pursuant to the shelf Registration Statement and prospectus supplement described under “Underwriting Agreement” above.

The foregoing description is qualified in its entirety by reference to the Purchase Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Legal Opinions

In connection with the issuance of the offered shares described above, the Company received an opinion of its Bermuda counsel, Mello Jones & Martin, which is filed as Exhibit 5.1 hereto and an opinion of its U.S. legal counsel, Morgan, Lewis & Bockius LLP, which is filed as Exhibit 5.2 hereto.

The foregoing description is qualified in its entirety by reference to the opinions of Mello Jones & Martin and Morgan, Lewis & Bockius LLP, copies of which are included as Exhibits 5.1 and 5.2, respectively, to this Current Report on Form 6-K and are incorporated by reference herein.

This Current Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3, as amended (File No. 333-159218), to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement dated October 27, 2010 by and between Tsakos Energy Navigation Limited and Credit Suisse Securities (USA) LLC.

5.1	Opinion of Mello Jones & Martin, Bermuda legal counsel to Tsakos Energy Navigation Limited, dated as of October 29, 2010.

5.2	Opinion of Morgan, Lewis & Bockius LLP, U.S. legal counsel to Tsakos Energy Navigation Limited, dated as of October 29, 2010.

10.1	Purchase Agreement dated October 27, 2010 by and between Tsakos Energy Navigation Limited and the several Purchasers named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2010

TSAKOS ENERGY NAVIGATION LIMITED

By:	/S/ PAUL DURHAM
Paul Durham Chief Financial Officer